

July 15, 2010

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

>   **Re:** **Cedar Shopping Centers, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30,**
>   **2009**
>   **File No. 001-31817**

Dear Mr. Ullman:

        We have reviewed your response letter dated July 13, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 8 – Financial Statements and Supplementary Data, page 37

Note 2 – Summary of Significant Accounting Policies, page 44

Intangible Lease Asset/Liability, page 46

1. We have read and considered your response and continue to believe that the appropriate accounting policy for recognizing and amortizing below market leases should be:

    - Recognize at the acquisition date of a property with below market leases in place, with or without renewal options, the fair value of the below market leases including the fair value of the below market renewal options that are probable of exercise as assessed at the acquisition date.

- The resulting fair value of the below market leases as described above should be amortized over the below market lease term including the below market renewal periods considered to be probable of exercise as of the acquisition date. If a below market lease is terminated before it has run its expected term, any unamortized value associated with the below market lease would be recognized into income at that time.

The accounting policy you have described in your letter differs from the above. Please revise your accounting policy to be consistent with the guidance above.

2. Also, tell us whether the change in your accounting policy over below market leases has a material effect on your materiality analysis that was included in your response letter dated April 23, 2010. If so, please provide an updated materiality analysis to include the effect of such change.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant